Notice of Exempt Solicitation

NAME OF REGISTRANT: Johnson & Johnson

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 226 Causeway Street, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues

Oxfam America, Inc. and co-filer Boston Common Asset Management urge you to vote FOR Item 5 at the Annual Meeting of Johnson and Johnson, Inc. (JNJ) on April 25, 2019.

I. Summary of Resolution

RESOLVED, that shareholders of Johnson & Johnson (“JNJ”) urge the Compensation and Benefits Committee (the “Committee”) to report annually to shareholders on the extent to which risks related to public concern over drug pricing strategies are integrated into JNJ’s incentive compensation policies, plans and programs (together, “arrangements”) for senior executives. The report should include, but need not be limited to, discussion of whether (i) incentive compensation arrangements reward, or not penalize, senior executives for adopting pricing strategies, or making and honoring commitments about pricing, that incorporate public concern regarding the level or rate of increase in prescription drug prices; and (ii) external pricing pressures are taken into account when setting targets for financial metrics.

Supporting Statement

•	Senior executive incentive compensation should reward creation of long-term, sustainable value, as opposed to short-term spikes in drug prices that generate long-term risk.
•	Rising public outrage over high drug prices can inflict harm on pharmaceutical companies’ reputations, and has compelled recent bipartisan action to regulate lower drug prices.
o	JNJ has recently been called to testify before House and Senate over the spike in pricing for two of its blockbuster drugs, Imbruvica and Remicade.

OXFAM AMERICA
1101 17th Street, NW Suite 1300 | Washington, DC 20036 USA

TEL +1 (202) 496 1180 | Fax +1 (202) 496 1190 | www.oxfamamerica.org

•	JNJ ranks in the bottom third on “overall resistance to emerging pressures,” including the White House Blueprint to Lower Drug Prices, according to a 2018 Credit Suisse report.[1]
•	In our view, improved disclosure will promote dialogue about compensation arrangements that are more likely to encourage senior execs to responsibly manage risks relating to drug pricing and contribute to long-term value

II. Arguments in Favor of a “Yes” Vote

A. Summary of Argument

We believe that senior executive incentive compensation arrangements should not just encourage executives to achieve short-term financial objectives, but also reward the creation of sustainable long-term value and responsible risk management. A key risk facing JNJ is public backlash against high drug prices. Public outrage over high prices and their impact on patient access may force price rollbacks and harm corporate reputation. In addition, legislative or regulatory investigations regarding pricing of prescription medicines may also bring about broader changes. Excessive dependence on drug price increases therefore is a risky and unsustainable business strategy, especially when price hikes drive large senior executive payouts.

We applaud JNJ for improving transparency on drug pricing and supporting alternative pricing approaches. We are concerned, however, that the incentive compensation arrangements applicable to JNJ’s senior executives may be discouraging them from taking actions to address drug pricing concerns that are in JNJ’s best long-term financial interest, because doing so might impair short-term financial performance. Because long-term success long-term success likely depends on pricing moderation,2 disclosure we request would allow shareholders to better assess the extent to which compensation arrangements encourage senior executives to responsibly manage risks relating to drug pricing and contribute to long-term value creation in line with the company’s stated credo to “maintain reasonable prices” and “put the needs and well-being of the people we serve first.”

_____________________________

1 Credit Suisse, Global Pharmaceuticals: Scoring Sensitivity to Trump Reform (May 2018).

2 See Juan F. Rivera & Caitlyn Macdonald, “Pricing Turning Point: The Case for Innovating Pharma’s Model,” Pharmaceutical Executive, Mar. 6, 2018 (In no other industry has the bifurcation of public perception of price and value been more acute than in the biopharmaceutical industry over the last decade. The perceived imbalance between price and value for drugs has led to negative publicity for the industry in the US, market access delays in Europe and other industrialized countries, and suboptimal penetration in many markets.”). Seventy percent of Americans now support single-payer healthcare (https://www.cnbc.com/2018/08/28/most-americans-now-support-medicare-for-all-and-free-college-tuition.html), and over 80% of respondents to a recent national poll favored allowing Medicare to negotiate with pharmaceutical firms on price. (http://www.norc.org/Research/Projects/Pages/what-should-be-done-about-the-high-cost-of-prescription-drugs.aspx)

By focusing on disclosure rather than crafting a specific reform, the Proposal is not prescriptive, and does not impose a specific timeframe or method by which shareholders must receive this essential information.

B. Argument

1.	Risks related to drug pricing are real and enduring.

A central aspect of JNJ’s risk profile relates to public backlash against high drug prices. Company decisions to boost drug prices – even on a small slice of its pharmaceutical products – create real and material risk in two ways.

First, increasing drug prices generates reputational risk. Largely as a result of price spikes, the pharmaceutical industry’s favorability rating has dropped to just 30 percent, lower than all the 23 other industries included in a Gallup poll.3 Poor reputation can make it more difficult to recruit and retain talented employees.4 JNJ – with its diverse portfolio of household, medical and pharmaceutical products – may be particularly affected by these reputational risks associated with drug prices if they erode the value of JNJ’s other non-pharma products.

_____________________________

3 See news.gallup.com/poll/12748/business-industry-sector-ratings.aspx.

4 See http://www.mandrake.ca/bill/images/corporate_responsibility_white_paper.pdf (summarizing evidence that perceptions regarding corporate social responsibility drive higher levels of employee engagement and retention); see also https://business.missouri.edu/sites/default/files/publication/turban_greening_1997_amj.pdf

Second, skyrocketing drug prices are leading to an unprecedented degree of regulatory risk for the company. Bipartisan efforts on pricing-related issues are underway both at the state5 and federal level which could fundamentally change the pharmaceutical market in ways that pose material risks to JNJ. In May 2018, the White House released a ‘Blueprint to Lower Drug Prices’ that included promoting generics and biosimilars, as well as a different system for buying Medicare Part B drugs, such as JNJ’s Remicade.6 In addition, the 116th Congress7 has initiated hearings and investigations into pharmaceutical pricing. JNJ itself has already testified before the Senate Finance Committee on drug pricing, and the House Oversight Committee has requested that JNJ provide information to inform the committee’s investigation into its blockbuster drug Imbruvica.8 In addition, numerous pieces of relevant legislation have already been introduced in the 116th Congress which could affect JNJ.9 This momentum for regulatory change is not only apparent in the US. Two dozen countries – including big markets like Japan, South Korea, Malaysia and Canada – all recently filed for compulsory licensing and other ways to bring down drug prices10 which could affect JNJ’s bottom-line.

What’s more, this unprecedented degree of public scrutiny of the pharmaceutical industry, and in particular of the pricing decisions surrounding some of JNJ’s highest-selling drugs, does not look to be going away any time soon.

JNJ, in its 2019 10-K filings, admits that the company is exposed to these concerns, by listing them at the very top of the company’s risk factors: “Global sales in the Company’s pharmaceutical and medical devices segments may be negatively impacted by healthcare reforms and increasing pricing pressures.”

_____________________________

5 See e.g. California SB-17 Health care: prescription drug costs passed into law October, 2017.

6 See https://www.whitehouse.gov/briefings-statements/president-donald-j-trumps-blueprint-lower-drug-prices/

7 Congressional committees involved include the Senate Finance Committee, the Senate Committee on Aging, the House Ways and Means Committee, the House Committee on Energy & Commerce and the House Oversight Committee.

8 See https://oversight.house.gov/news/press-releases/oversight-committee-launches-sweeping-drug-price-investigation

9 These include: (1) the Medicare Negotiation and Competitive Licensing Act (H.R. 1046), which would lower prices for prescription drugs for Medicare Part D beneficiaries and taxpayers by requiring the U.S. government to negotiate directly with pharmaceutical manufacturers. Through competitive licensing, the Act safeguards patients’ access to medicines, even when negotiations fail to reach a reasonable price. (2) The Stop Price Gouging Act (S. 378), would put an end to steep, unfair prescription drug price spikes by imposing penalties on corporations that price gouge proportionate to the severity of the abuse. Researchers estimated that this bill would have saved $26 billion in taxpayer dollars through Medicare Part D alone in 2015. (3) The Prescription Drug Price Relief Act (H.R. 465) help put an end to patients rationing treatment and suffering financial hardship because of exorbitant drug prices. It would ensure that U.S. drug prices are not higher than those paid in other large, wealthy economies and enable the government to license competition when pharmaceutical corporations set excessive prices on the medicines that people need. (4) The CREATES Act (S. 430) would help put an end of brand-name pharmaceutical companies engaging in anticompetitive tactics to deny manufacturers of generics and biosimilars access to product samples they need to obtain FDA approval and market entry. This practice delays the introduction of price-lowering generic and biosimilar competition, and the brand-name manufacturers inappropriately extend their monopolies; and (5) The Preserve Access to Affordable Generics and Biosimilars Act (S.64) and the Competitive DRUGS Act (H.R. 1344) would help end pay-for-delay deals, wherein brand-name companies pay generic firms not to bring low-price generic or biosimilar versions of their brand-name prescription drug product on the market for a certain period of time, by making such deals presumptively anticompetitive, helping to bring price-lowering competition to market sooner.

10 See https://www.statnews.com/pharmalot/2019/02/08/patents-canada-japan-korea-malaysia/

Importantly, a recent Credit Suisse analyst report identified JNJ as at significant risk from certain proposals in the White House Blueprint, and ranked it in the bottom third on “overall resistance to emerging pressures.”

2.	JNJ’s senior executive compensation arrangements appear ill-prepared for these risks compared with some competitors.

We believe excessive dependence on drug price increases is a risky and unsustainable strategy, especially when price hikes lead to large senior executive payouts. JNJ uses sales growth and earnings per share (EPS) as metrics for the annual bonus and EPS as a metric for performance share awards.11 Both sales growth and earnings depend on increasing revenues, either by increasing volumes or raising prices (or some combination). In this sense, JNJ’s senior executive compensation arrangements may inadvertently create strong incentives to boost drug prices.

We applaud JNJ for both improving transparency on drug pricing (including its U.S. Transparency Report) and supporting alternative pricing approaches. However, JNJ’s existing policies and practices do not yet disclose what investors expect, putting it behind many of its peers. Many of JNJ’s competitors have begun addressing investor concerns about an overreliance on drug pricing to determine senior executive compensation and incentives. BMS, Amgen, Biogen, AbbVie, and Eli Lilly are all in active dialogue with investors to produce a workable disclosure procedure for shareholders to understand the connection between senior executive compensation and drug pricing risks.

3.	Despite the Board’s claims, this disclosure is necessary, meaningful and in the best interests of JNJ’s shareholders.

In its statement in opposition to the Proposal, JNJ’s Board of Directors advances three main arguments: that disclosure of this type is not necessary, not meaningful, and not in the best interests of shareholders.

_____________________________

11 See JNJ, 2019 Proxy Statement, pps. 43, 59 and 70.

First, JNJ argues that the risk management we propose is unnecessary because it is already in place: the “Compensation and Benefits Committee Charter directs the Committee to assess the company’s financial and non-financial goals and actual performance against the principles outlined in Our Credo [which includes an obligation to maintains reasonable prices]. Thus, assessments of drug pricing strategies are already incorporated into the Committee evaluation process.”

We fully support the company upholding its obligation to maintain reasonable prices when considering compensation arrangements. But without disclosure, shareholders have no window into that process. By grouping all “financial and non-financial goals and actual performance together,” JNJ fails to explain how drug pricing decisions factor into the evaluation process. As well, JNJ’s description addresses the end of the process—performance evaluation—but not the beginning, when targets are set.

Second, JNJ argues that the Proposal is not meaningful because it does not assess the company’s full risk profile, and instead focuses only on the pharmaceutical sector. Given the legislative and regulatory changes under way, as well as the centrality of pharmaceutical products to JNJ’s revenue, we believe special attention needs to be paid by shareholders to the real and enduring risks around drug pricing.

Third, JNJ claims that the Proposal is not in the best interest of shareholders, and that it already maintains a responsible approach to pricing its medicines. While we appreciate its efforts around transparency, these measures still do not provide the information investors need on how senior executive incentives are affected by risks related to drug pricing.

III. Conclusion

We remain concerned that the incentive compensation arrangements applicable to JNJ’s senior executives do not encourage long-term shareholder value, as they fail to adequately account for the very real risk posed by an over-emphasis on driving profits from increases in drug prices – a strategy that is increasingly under scrutiny from the general public and government regulators alike. We believe that senior executive incentive compensation arrangements should reward the creation of sustainable long-term value and responsible risk management. While we are encouraged by JNJ’s initial steps to improve transparency on drug pricing, current disclosure does not enable shareholders to fully appraise the level of risk that JNJ’s compensation scheme poses to the bottom line.

We therefore urge shareholders to vote FOR Item 5.

For more information, please contact Niko Lusiani at nicholas.lusiani@oxfam.org or Diana Kearney at diana.kearney@oxfam.org.